L A W O F F I C E S	CHICAGO, ILLINOIS
ARNSTEIN & LEHR LLP	MIAMI, FLORIDA
2424 N. FEDERAL HIGHWAY · SUITE 462	TAMPA, FLORIDA
BOCA RATON, FLORIDA 33431-7746	WEST PALM BEACH, FLORIDA
(561) 322-6900	HOFFMAN ESTATES, ILLINOIS
FAX (561) 322-6940	MILWAUKEE, WISCONSIN
www.arnstein.com
MEMBER OF INTERNATIONAL
FOUNDED 1893	LAWYERS NETWORK

February 12, 2007

The Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	PainCare Holdings, Inc.
Form S-3 Registration Statement
Dated January 31, 2006; Filed January 31, 2006
File No. 333-132118

Dear Sir or Madam:

     PainCare Holdings, Inc. (the "Company") filed a registration statement on Form S-3 (File No. 333-132118) on March 1, 2006 (the "Registration Statement"). The Registration Statement was never declared effective by the United States Securities and Exchange Commission (the "Commission"). The Company is no longer eligible to use Form S-3. Therefore, please accept this letter as the Company's notification of its withdrawal of the Registration Statement.

     Any questions should be directed to Clint J. Gage at Arnstein & Lehr LLP at the contact information set forth above.

Thank you for your assistance.

Very truly yours,

/s/ Arnstein & Lehr LLP

cc: Jennifer Loomis (PainCare)